Exhibit 99.1

X Financial Reports Second Quarter 2025 Unaudited Financial Results

SHENZHEN, China, August 18, 2025 /PRNewswire/ -- X Financial (NYSE: XYF) (“X Financial” or the “Company” or “we”), a leading Chinese fintech platform, today announced its unaudited financial results for the second quarter of fiscal year 2025 ended June 30, 2025.

Second Quarter 2025 Operational Highlights

•	Total loan amount facilitated and originated[1] in the second quarter of 2025 was RMB38,994 million, up 71.4% from RMB22,749 million in the same period of 2024.
•	Total outstanding loan balance[2] at the end of the second quarter of 2025 was RMB64,911 million, up 55.3% from RMB41,804 million in the same period of 2024.
•	The Company facilitated and originated approximately 3.72 million loans in the second quarter of 2025, an increase of 70.8% year-over-year. The average loan amount per transaction was RMB10,476.
•	Number of active borrowers[3] in the second quarter of 2025 was 2.85 million, up 73.7% from 1.64 million in the same period of 2024, reflecting strong user growth.
•	Cumulative number of active borrowers[4] reached 18.75 million as of June 30, 2025, an increase of 30.2% from 14.4 million in the same period of 2024.
•	The delinquency rate for all outstanding loans that are past due for 31-60 days[5] was 1.16% as of June 30, 2025 (improved from 1.29% in the same period of 2024), and the delinquency rate for all outstanding loans that are past due 91-180 days[6] was 2.91% (improved from 4.38% in the same period of 2024).

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are excluded in the outstanding loan balance, except for Xiaoying Housing Loans. As Xiaoying Housing Loans is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loans delinquent for more than 60 days in the outstanding loan balance.

3 Represents borrowers who made at least one transaction on the Company’s platform during the relevant period.

4 Represents borrowers who made at least one transaction on the Company’s platform since inception through the end of the relevant period.

5 Represents the balance of the outstanding principal for Xiaoying Credit Loans — our primary category of online personal credit loan products facilitated and originated through our platform, including Xiaoying Card Loan as well as other unsecured loan products that we introduce from time to time. The percentage is calculated as the balance of Xiaoying Credit Loans that were 31 to 60 days past due divided by the total outstanding principal balance of Xiaoying Credit Loans facilitated and originated by the Company as of the specific date. Loans that are delinquent for more than 60 days are excluded from the denominator. Starting from the first quarter of 2021, substantially all loans facilitated and originated by the Company have been Xiaoying Credit Loans.

6 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal for Xiaoying Credit Loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal for the Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 180 days are excluded when calculating the denominator.

Second Quarter 2025 Operational Highlights

	Three Months Ended June 30, 2024	Three Months Ended March 31, 2025	Three Months Ended June 30, 2025	QoQ	YoY
Total loan amount facilitated and originated (RMB in million)	22,749	35,149	38,994	10.9%	71.4%
Number of active borrowers	1,642,605	2,425,504	2,853,063	17.6%	73.7%

	As of June 30, 2024	As of March 31, 2025	As of June 30, 2025
Total outstanding loan balance (RMB in million)	41,804	58,403	64,911
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.29%	1.25%	1.16%
Delinquency rates for all outstanding loans that are past due for 91-180 days	4.38%	2.73%	2.91%

Second Quarter 2025 Financial Highlights

•	Total net revenue in the second quarter of 2025 was RMB2,273.1 million (US$317.3 million), representing an increase of 65.6% from RMB1,372.6 million in the same period of 2024. The robust revenue growth was driven by higher loan facilitation volumes and continued expansion of our loan facilitation services.
•	Income from operations in the second quarter of 2025 was RMB675.1 million (US$94.2 million), an increase of 45.8% compared to RMB463.1 million in the same period of 2024. The Company maintained a strong operating margin despite increased investments in borrower acquisitions and marketing to drive user acquisition, reflecting continued cost discipline and operating efficiency.
•	Net income in the second quarter of 2025 was RMB528.0 million (US$73.7 million), compared with RMB415.3 million in the same period of 2024 (a 27.1% increase year-over-year).
•	Non-GAAP[7] adjusted net income in the second quarter of 2025 excluding share-based compensation and certain investment-related items was RMB593.2 million (US$82.8 million), up 58.3% from RMB374.7 million in the same period of 2024. This reflects the Company’s core profitability on an adjusted basis.
•	Net income per basic and diluted American depositary share (“ADS”) in the second quarter of 2025 was RMB12.60 and RMB12.00 (US$1.76 and US$1.68), respectively, compared with RMB8.46 and RMB8.28 in the same period of 2024.
•	Non-GAAP adjusted net income per basic and diluted ADS in the second quarter of 2025 was RMB14.16 and RMB13.50 (US$1.98 and US$1.88), respectively, compared with RMB7.62 and RMB7.50 in the same period of 2024.

Each ADS represents six Class A ordinary shares.

7 We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments.

Second Quarter 2025 GAAP and Non-GAAP Financial Summary

(In thousands, except for share and per share data)	Three Months Ended June 30, 2024	Three Months Ended March 31, 2025	Three Months Ended June 30, 2025	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	1,372,588	1,937,505	2,273,123	17.3%	65.6%
Total operating costs and expenses	(909,535)	(1,364,600)	(1,598,067)	17.1%	75.7%
Income from operations	463,053	572,905	675,056	17.8%	45.8%
Net income	415,303	458,127	528,016	15.3%	27.1%
Non-GAAP adjusted net income	374,661	466,766	593,215	27.1%	58.3%

Net income per ADS—basic	8.46	10.92	12.60	15.4%	48.9%
Net income per ADS—diluted	8.28	10.56	12.00	13.6%	44.9%

Non-GAAP adjusted net income per ADS—basic	7.62	11.10	14.16	27.6%	85.8%
Non-GAAP adjusted net income per ADS—diluted	7.50	10.74	13.50	25.7%	80.0%

Mr. Kent Li, President of X Financial, commented: “We are pleased to report another strong quarter. In the second quarter of 2025, we facilitated and originated RMB39.0 billion in loans — a sequential increase of 10.9% and a 71.4% rise year-over-year — continuing our strong growth momentum following a robust first quarter. Borrower demand remained robust, supported by our ongoing platform enhancements and disciplined risk management. We added over 427,000 active borrowers this quarter, bringing the total to 2.85 million — a 73.7% increase from the prior year. Asset quality remained healthy, with the 31–60 day delinquency rate improving to 1.16% and the 91–180 day delinquency rate at 2.91%, both significantly below prior-year levels. We continued to improve the borrower experience through faster approvals, more transparent processes, and reliable post-loan support, while strengthening our platform’s scalability through data-driven underwriting and operational automation. These results reflect our team’s commitment to responsible growth and long-term value creation.”

Mr. Frank Fuya Zhang, Chief Financial Officer of X Financial, added: “We delivered excellent financial performance in the second quarter of 2025, with total revenue increasing 65.6% year-over-year to RMB2.27 billion. Net income rose to RMB528 million and non-GAAP adjusted net income reached RMB593 million, reflecting our core profitability and prudent cost management. Basic earnings per ADS were RMB12.60, and non-GAAP adjusted earnings per ADS reached RMB14.16, up 48.9% and 85.8% year-over-year, respectively. Our continued margin discipline and high-quality loan growth underscore our ability to scale profitably even as we invest in borrower acquisition, technology, and infrastructure.”

Business Outlook & Share Repurchase Plans：

•	Business Outlook: Based on current trends, X Financial expects the total loan amount facilitated and originated in the third quarter of 2025 to be in the range of RMB32.0 billion to RMB34.0 billion. This represents a deliberate moderation from record Q2 levels, as management places greater emphasis on asset quality and profitability over pure volume growth. The Company remains attentive to challenges and uncertainties from the evolving regulatory environment, while maintaining confidence in resilient borrower demand and disciplined execution.

•	Capital Return to Shareholders: From January 1, 2025 through August 15, 2025, X Financial repurchased an aggregate of approximately 16.7 million Class A ordinary shares, including approximately 2.3 million ADSs, for a total consideration of approximately US$47.7 million under its share repurchase programs. The Company’s previous US$50 million repurchase authorization has been fully utilized. The Company now has approximately US$68.2 million remaining under its new US$100 million share repurchase program, which is effective through November 30, 2026. This program underscores the Company’s confidence in its long-term growth outlook and its commitment to enhancing shareholder value. Repurchases under the program remain subject to market conditions and other factors and may be modified or suspended at management’s discretion.
•	Declaration of Semi-Annual Dividend: Pursuant to the semi-annual dividend policy, the Board today approved the declaration and payment of a semi-annual dividend of US$0.28 per ADS (approximately US$0.0467 per ordinary share). The holders of the Company’s ordinary shares shown on the Company’s record at the close of trading on September 26, 2025 (U.S. Eastern Daylight Time) will be entitled to the semi-annual dividend. These shareholders, including the Bank of New York Mellon, the depositary of our ADS program (the “Depositary”), will receive the payments of dividends on or about October 15, 2025. Dividends to the Company’s ADS holders will be paid by the Depositary on or after October 15, 2025, and the precise timing of receipt will vary based on the processing efficiency of the respective holding brokerage.

Second Quarter 2025 Financial Results

Revenue Growth and Business Drivers: In the second quarter of 2025, X Financial delivered robust growth, with total net revenue reaching RMB2,273.1 million (US$317.3 million), representing a 65.6% increase from RMB1,372.6 million in the second quarter of 2024. This growth was primarily driven by significantly higher loan facilitation volume, fueled by robust borrower demand and increased marketing and borrower acquisition investments. Revenue growth was broad-based across the Company’s business lines: loan facilitation service fees rose 87.0% year-over-year to RMB1,369.4 million, post-origination service fees increased 75.5% to RMB271.4 million, and guarantee income more than doubled to RMB102.6 million. Other revenue also surged 135.4% to RMB209.8 million, mainly due to an increase in referral service fee for introducing borrowers to other platforms. These gains more than offset a modest 8.9% decline in financing income to RMB319.9 million, which resulted from lower average loan balances held by the Company. Importantly, X Financial achieved this strong top-line growth while maintaining disciplined cost management, even as it ramped up marketing and borrower acquisition spending to drive volume growth. Supported by higher profitability and the efficiency of its business model, the Company’s return on equity8 improved to approximately 27.9%, up from 25.8% in the prior-year quarter.

8 Financial Ratios:
– Operating margin: Calculated as Income from Operations for the quarter divided by Total Net Revenue for the quarter.

– Net profit margin: Calculated as Net Income for the quarter divided by Total Net Revenue for the quarter.

– Annualized Net Income: Calculated by multiplying the net income for the quarter by four to estimate a full-year equivalent.

– Return on equity: Calculated as annualized Net Income divided by the average of Total Shareholders’ Equity at the beginning and end of the quarter. This measure presents a full-year equivalent ROE based on a single quarter’s performance.

Asset Quality: Credit quality improvements during the quarter helped to temper risk costs despite lending growth. Delinquency rates for loans 31–60 days and 91–180 days past due declined 9.8% and 33.4% year-over-year, respectively, positively impacting overall credit loss experience and underscoring effective risk management despite higher loan volumes. Provision for contingent guarantee liabilities rose to RMB207.4 million, reflecting higher loan facilitation volumes and expanded guarantee obligations. Overall, credit-related costs were well-controlled, supported by stronger collection performance.

Profitability and Margins: X Financial achieved robust profitability in Q2 2025 while investing in growth initiatives. Operating margin8 remained steady at approximately 29.7%, consistent with Q1 2025. The increase in operating costs and expenses was primarily driven by higher borrower acquisition costs associated with elevated marketing activities during the quarter, though the Company maintained strong revenue growth and disciplined expense controls. Net profit margin8 was about 23.2%, with net income rising 27.1% year-over-year. Net income per basic ADS increased significantly to RMB12.60, up 48.9% year-over-year.

Funding and Liquidity: The Company’s balance sheet remains solid, supporting ongoing growth. Cash and cash equivalents totaled RMB1,152.99 million (US$161.0 million) as of June 30, 2025, compared to RMB1,389.5 million at March 31, 2025. The decrease primarily reflected significant share repurchases during the quarter, alongside continued strong operating cash generation and efficient working capital management. Total restricted cash was RMB788.2 million (US$110.0 million), bringing total cash (including restricted) to over RMB1.94 billion. Shareholders’ equity grew to RMB7,720.9 million (US$1.08 billion), reflecting the growth of retained earnings. The equity-to-assets ratio remained healthy at approximately 56.4%, underscoring a conservative leverage profile and ample capital buffers.

Regulatory Update: The regulatory environment for internet-based lending remained consistent during the quarter, with no major changes introduced. A prior notice from the National Financial Regulatory Administration reaffirmed the existing policy direction—focused on responsible credit access and systemic financial stability.

We continue to view heightened regulatory oversight of loan facilitation platforms as a constructive development, signaling growing recognition of our role in the financial ecosystem and supporting long-term industry maturation.

As China’s online consumer finance sector remains in its early stages, the regulatory framework continues to evolve. While potential updates may increase compliance requirements or require operational adjustments, they also foster standardization, innovation, and sustainable industry growth.

We remain proactive in engaging regulators and ecosystem partners—diversifying funding sources, expanding product offerings, and strengthening risk management practices to support healthy development under the maturing regulatory framework.

Conference Call

X Financial’s management team will host an earnings conference call at 8:30 AM U.S. Eastern Time on August 19, 2025 (8:30 PM Beijing / Hong Kong Time on August 19, 2025).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 26, 2025:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	1404098

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading Chinese fintech platform. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the exchange rate in effect as of June 30, 2025, as published in the Federal Reserve Board’s H.10 statistical release. Percentages stated in this release are calculated based on the RMB amounts.

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company’s projected financial results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not differ materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company’s historical information.

For more information, please contact:

X Financial
Mr. Noah Kauffman (Chief Financial Strategy Officer)
E-mail: ir@xiaoying.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	984,611	1,152,990	160,951
Restricted cash, net	676,793	788,224	110,032
Accounts receivable and contract assets, net	2,029,550	3,161,642	441,348
Loans receivable from Credit Loans and other loans, net	4,828,317	5,017,643	700,436
Deposits to institutional cooperators, net	1,958,297	2,141,552	298,949
Prepaid expenses and other current assets	34,079	126,514	17,661
Financial guarantee derivative	1,038	12,055	1,683
Deferred tax assets, net	197,713	259,651	36,246
Long-term investments	498,038	508,480	70,981
Property and equipment, net	15,833	18,532	2,587
Intangible assets, net	36,592	37,151	5,186
Financial investments	513,476	426,144	59,487
Other non-current assets	44,951	37,277	5,204
TOTAL ASSETS	11,819,288	13,687,855	1,910,751

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	2,184,086	2,454,750	342,670
Contingent guarantee liabilities	187,641	322,645	45,040
Deferred guarantee income	164,725	323,073	45,099
Short-term borrowings	328,500	401,500	56,047
Accrued payroll and welfare	94,717	77,739	10,852
Other tax payable	279,993	345,598	48,244
Income tax payable	591,491	631,032	88,089
Accrued expenses and other current liabilities	941,506	1,334,032	186,223
Other non-current liabilities	27,516	19,924	2,781
Deferred tax liabilities	65,959	56,660	7,909
TOTAL LIABILITIES	4,866,134	5,966,953	832,954

Commitments and Contingencies
Equity:
Common shares (250,678,439 and 245,300,795 shares outstanding as of December 31, 2024 and June 30, 2025)	207	207	29
Treasury stock	(509,644)	(685,242)	(95,656)
Additional paid-in capital	3,207,028	3,244,966	452,980
Retained earnings	4,174,511	5,083,697	709,657
Other comprehensive income	81,052	77,274	10,787
TOTAL EQUITY	6,953,154	7,720,902	1,077,797

TOTAL LIABILITIES AND EQUITY	11,819,288	13,687,855	1,910,751

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	732,249	1,369,443	191,167	1,346,399	2,447,823	341,703
Post-origination service	154,669	271,407	37,887	307,411	537,448	75,025
Financing income	351,012	319,938	44,662	685,640	630,078	87,955
Guarantee income	45,564	102,570	14,318	78,490	185,498	25,895
Other revenue	89,094	209,765	29,282	162,622	409,781	57,203
Total net revenue	1,372,588	2,273,123	317,316	2,580,562	4,210,628	587,781

Operating costs and expenses:
Origination and servicing	415,071	513,974	71,748	841,618	987,699	137,877
Borrower acquisitions and marketing	323,636	756,264	105,570	572,010	1,465,271	204,544
General and administrative	39,073	49,539	6,915	77,547	101,284	14,139
Provision for accounts receivable and contract assets	9,016	33,360	4,657	17,671	42,408	5,920
Provision for loans receivable	95,865	46,394	6,476	157,405	108,590	15,159
Provision for contingent guarantee liabilities	21,376	207,383	28,950	69,269	271,130	37,848
Change in fair value of financial guarantee derivative	-	(9,574)	(1,336)	-	(14,991)	(2,093)
Provision for credit losses for deposits and other financial assets	5,498	727	101	5,448	1,276	178
Total operating costs and expenses	909,535	1,598,067	223,081	1,740,968	2,962,667	413,572

Income from operations	463,053	675,056	94,235	839,594	1,247,961	174,209
Interest income (expenses), net	(1,818)	3,984	556	(6,109)	1,265	177
Foreign exchange gain (loss)	(7,807)	2,101	293	(8,231)	(10,381)	(1,449)
Income (loss) from financial investments[1]	(3,829)	(15,378)	(2,147)	4,498	(19,056)	(2,660)
Other income (loss), net	(657)	221	31	3,388	2,156	301

Income before income taxes	448,942	665,984	92,968	833,140	1,221,945	170,578

Income tax expense	(89,568)	(110,795)	(15,466)	(154,593)	(227,323)	(31,733)
Gain from equity in affiliates, net of tax	824	9,830	1,372	2,869	7,647	1,067
Gain (loss) from financial investments at equity method, net of tax[1]	55,105	(37,003)	(5,165)	97,024	(16,126)	(2,251)
Net income	415,303	528,016	73,709	778,440	986,143	137,661
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	415,303	528,016	73,709	778,440	986,143	137,661

Net income	415,303	528,016	73,709	778,440	986,143	137,661
Other comprehensive income, net of tax of nil:
Gain from equity in affiliates	-	184	26	30	184	26
Income (loss) from financial investments	2,294	-	-	4,519	(768)	(107)
Foreign currency translation adjustments	3,970	(2,995)	(418)	5,188	(3,194)	(446)
Comprehensive income	421,567	525,205	73,317	788,177	982,365	137,134
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	421,567	525,205	73,317	788,177	982,365	137,134

Net income per share—basic	1.41	2.10	0.29	2.65	3.91	0.55
Net income per share—diluted	1.38	2.00	0.28	2.60	3.75	0.52

Net income per ADS—basic	8.46	12.60	1.76	15.90	23.46	3.27
Net income per ADS—diluted	8.28	12.00	1.68	15.60	22.50	3.14

Weighted average number of ordinary shares outstanding—basic	293,914,248	251,566,501	251,566,501	294,224,447	251,927,644	251,927,644
Weighted average number of ordinary shares outstanding—diluted	300,458,575	263,948,357	263,948,357	299,681,672	263,019,346	263,019,346

1 The Company has revised the presentation of the gain (loss) from financial investments at equity method after income tax expense, which previously reported as “Income (loss) from financial investments” before income tax expense. Additionally, “Impairment losses on long-term investments” accounted under the equity method have been reclassified into the gain (loss) from equity in affiliates after income tax expense. This change in presentation does not affect the net income for any periods presented.

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	415,303	528,016	73,709	778,440	986,143	137,661
Less: Income (loss) from financial investments (net of tax of nil)	(3,829)	(15,378)	(2,147)	4,498	(19,056)	(2,660)
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-	-	-	-
Less: Impairment losses on long-term investments (net of tax)	-	-	-	-	-	-
Less: Gain (loss) from financial investments at equity method (net of tax of nil)	55,105	(37,003)	(5,165)	97,024	(16,126)	(2,251)
Add: Share-based compensation expenses (net of tax of nil)	10,634	12,818	1,789	19,946	38,656	5,396
Non-GAAP adjusted net income	374,661	593,215	82,810	696,864	1,059,981	147,968

Non-GAAP adjusted net income per share—basic	1.27	2.36	0.33	2.37	4.21	0.59
Non-GAAP adjusted net income per share—diluted	1.25	2.25	0.31	2.33	4.03	0.56

Non-GAAP adjusted net income per ADS—basic	7.62	14.16	1.98	14.22	25.26	3.53
Non-GAAP adjusted net income per ADS—diluted	7.50	13.50	1.88	13.98	24.18	3.38

Weighted average number of ordinary shares outstanding—basic	293,914,248	251,566,501	251,566,501	294,224,447	251,927,644	251,927,644
Weighted average number of ordinary shares outstanding—diluted	300,458,575	263,948,357	263,948,357	299,681,672	263,019,346	263,019,346